UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For August 2014

Commission File No. 001-36488

MOKO Social Media Limited

200 Park Avenue South, Suite 1301
New York, New York 10003

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Exhibits

99.1	Press Release dated August 6, 2014 relating to the registered holders of Hans de Back’s interests in MOKO Social Medial Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOKO Social Media Limited

By:	/s/ Ian Rodwell
Name: Ian Rodwell
Title: Chief Executive Officer

Dated: August 6, 2014

Exhibit 99.1

6 August 2014 MOKO Social Media Limited ASX Release: Amended Appendix 3Y	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX:MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000, Australia mokosocialmedia.com contact@moko.mobi

The attached Appendix 3Y relates to two amendments to the registered holders of Hans de Back’s interests in MOKO Social Media Limited (MOKO) ordinary shares. There has been no change to Mr de Back’s total beneficial interests in MOKO shares, only to the registered holders of the shares.

Following a year-end reconciliation, MOKO has been advised that:

•	1,162,790 of the 39,345,329 ordinary shares which were previously reported as being registered to Emrose BV, are instead registered in the name of ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian A/c>. The remaining 38,182,539 shares continue to be registered to Emrose BV.

•	952,381 ordinary shares which were previously reported as being registered in the name of Detail Nominees Pty Limited are instead registered to Dutchman Capital Pte Limited.

MOKO has a set procedure in place to ensure its Directors to meet their disclosure obligations under listing rule 3.19A. MOKO believes its current arrangements are adequate to ensure compliance with listing rule 3.19B.

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	MOKO Social Media Limited

ABN	35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Hans de Back

Date of last notice	19 June 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Emrose BV (Director) 2. ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian A/c> (nominee holding) 3. Dutchman Capital Pte Limited (Director)

Date of change	1. 11 November 2013 2. 11 November 2013 3. 15 April 2014

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held prior to change

Direct

•         6,000,000 Unlisted options with exercise price $0.10 and expiry date 28 November 2015

Indirect: Emrose BV

1.-2.      39,345,329 Fully paid ordinary shares

•         5,000,000 Listed Options (exercise price $0.05, expiry date 13 June 2015

•         5,000,000 Unlisted Options (Expiry:

30 July 2016, ex price $0.042)

•         400,000 Unlisted Options (Expiry: 28 November 2015, exercise price $0.10)

Indirect:    Detail Nominees Pty Ltd <Placement Account>

3.           952,381 Fully paid ordinary shares

Class	1.-3. Ordinary shares

Number acquired	N/A

Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change

Direct

•         6,000,000 Unlisted options with exercise price $0.10 and expiry date 28 November 2015

Indirect: Emrose BV

1.        38,182,539 Fully paid ordinary shares

•         5,000,000 Listed Options (exercise price $0.05, expiry date 13 June 2015

•         5,000,000 Unlisted Options (Expiry:

•         30 July 2016, ex price $0.042)

•         400,000 Unlisted Options (Expiry: 28 November 2015, exercise price $0.10)

Indirect: ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian Account>

2.        1,162,790 Fully paid ordinary shares

Indirect: Dutchman Capital Pte Limited

3.        952,381 Fully paid ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Change of registered holders of ordinary shares

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix 3Y
Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	01/01/2011